BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201 (775) 684-5708

Website: www.nvsos.gov

*150103*

Certificate of Designation (PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For

Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1.   Name of corporation:

Wikisoft Corp

2.  By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Series A Preferred Stock, par value $0.001

Wikisoft Corp, a corporation organized and existing under the laws of the State of Nevada (the " Corporation" ), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (the "Board" ) on April 3, 20.18 in accordance with the provisions of its Articles of Incorporation (as may be amended and restated through the date hereof, the "Articles of Incorporation" ) and by-laws. The authorized series of the Corporation’s previously-authorized preferred stock shall have the following preferences, privileges, powers and restrictions thereof, as follows:

WHEREAS, on April 3, 2018 pursuant to that certain Unanimous Written Consent of the Board, the Board created a series of preferred stock designated as “Series A Preferred Stock” ; and

3.   Effective date of filing: (optional)

4.   Signature: (required)

(must not be later than 90 days after the certificate is filed)

/s/ Robert Stevens

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Revised: 1-5-15

This form must be accompanied by appropriate fees. Nevada Secretary of State Stock Designation

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS OF

SERIES A PREFERRED STOCK,

$0.001 PAR VALUE PER SHARE

Wikisoft Corp, a corporation organized and existing under the laws of the State of Nevada (the "Corporation''), ,hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (the "Board") on April 3, 2018 in accordance with the provisions of its Articles of Incorporation (as may be amended and restated through the date hereof, the "Articles of Incorporation") and - The authorized series of the Corporation's previously*authorized preferred stock shall have the following preferences, privileges, powers and restrictions thereof, as follows:

WHEREAS, on April 3, 2018 pursuant to that certain Unanimous Written Consent of the Board, the Board created a series of preferred stock designated as "Series A Preferred Stock" ; and

WHEREAS, the Board believes it is in the best interest of the Company and its shareholders to authorize and form the Series A Preferred Stock previously approved in its articles of incorporation, with a par value of $.001 and 20,000,000 (twenty million) shares authorized, therefore be it

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Articles of Incorporation and by laws of the Corporation, each as amended or amended and restated through the date hereof, the Board hereby authorizes a series of the Corporation's previously authorized preferred stock (the "Preferred Stock"), and hereby states its designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I.	NAME OF THE CORPORATION

Wikisoft Corp

II.	DESIGNATION AND AMOUNT; DIVIDENDS
A.	Designation. The designation of said series of preferred stock shall be Series A Preferred

Stock, $0,001 par value per share (the "Series A Preferred Stock").

B. Number of Shares. The number of shares of Series A Preferred Stock authorized shall be 100 shares. Each share of Series A Preferred Stock shall have a par value equal to $0.00 I (as may be adjusted for any stock dividends, combinations or splits with respect to such shares, and may be offered for sale at any price above the par value) (the "Series A Par Value").

C.  D:ividends: Initially, there will be no dividends due or payable on the Series A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board

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consistent with the Corporation's Articles of Incorporation. Any and all such future terms concerning dividends shall 'be reflected in an amendment to this Certificate, which the Board shall promptly file or cause to be filed.

III. LIQUIDATION AND REDEMPTION RIGHTS.

Upon the occurrence of a Liquidation Event (as defined below)., the holders of Series A Preferred Stock are entitled to receive net assets on a pro rata basis. Each holder of Series A Preferred Stock is entitled to receive ratably any dividends declared by the Board, if any, out of funds legally available for the payment of dividends. As used herein, "Liquidation Event" means (i) the liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Corporation, (ii) the purchase or redemption by the Corporation of shares of any class of stock or the merger or consolidation of the Corporation with or into any other corporation or corporations, unless (a) the holders of the Series A Preferred Stock receive securities of the surviving corporation having substantially similar rights as the Series A Preferred Stock and the stockholders of the Corporation immediately prior to such transaction are holders of at least a majority of the voting securities of the successor corporation immediately thereafter (the "Permitted 'Merger"), unless the holders of the shares of Series A Preferred Stock elect otherwise or (b) the sale, license or lease of all or substantially all, or any material part of, the Corporation's assets, unless the holders of Series A Preferred Stock elect otherwise.

IV.       CONVERSION.

The Series A Preferred Stock shall convert in to the Corporation's common stock, par value $.001, ("Common Stock") into exactly 4,000,000 shares of Common Stock upon total conversion of any and all Series A Preferred shares and only upon vote and approval of nil holders of the Series A Preferred stock shares. This conversion shall be calculated post the reverse split of 150-1 declared and filed with the Nevada Secretary of State on March 22, 2018, for simplicity's sake if 200 or 20,000,000 Series A Preferred shares are outstanding at the time of the voluntary conversion, both examples would result in exactly 4,000,000 shares of common stock, par value $.001 per share ("Common Stock") to be distributed on a pro-rata basis.

V.      RANK.

All shares of the Series Series A Preferred Stock shall rank (i) senior to the Corporation's common stock, par value $.001 per share ("Common Stock"), and any other series of Preferred Stock, par value $.001 per share, and any other class or series of capital stock of the Corporation hereafter created, except as otherwise provided in clauses (ii) and (iii) of this Article IV, {ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the Series A Preferred Stock and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VI.       VOTING RIGHTS

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Each one 1) share of the Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock eligible to vote at the time of the respective vote (the "Numerator"), divided by (y) 0.49, minus (z) the Numerator. For the avoidance of doubt, if the total issued and outstanding Common Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of one share of the Series A Preferred Stock shall be equal to 102,036 (0.019607 x 5,000,000) / 0.49) - (0.019607x 5,000,000) = 102,036).

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of Common Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Articles of Incorporation or by-laws.

VII. PROTECTION PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the unanimous written consent of the holders of Series A Preferred Stock, alter or change the rights, preferences or privileges of the Series A Preferred so as to affect adversely the holders of Series A Preferred Stock.

XIII. MISCELLANEOUS

A. Status of Redeemed Stock. In case any shares of Series A Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series A Preferred Stock.

B. Lost or Stolen Certificates, Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Corporation, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Preferred Stock Certificates.

C. . Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series A Preferred granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of the Series A Preferred Stock.

D.      Any notices required or permitted robe given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed email transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

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If to the Corporation:

Wikisoft Corp

387 Corona St., Suite 555

Denver, CO 80218

(720) 442-7000

both@somerset.vc

If to the holders of Series A Preferred, to the address listed in the Corporation's books and records.

Signed this 3rd Day of April 2018 by:	State of Colorado, County of Amphinoe

/s/ Robert L. Stevens	Notary
Sol officer and director and Board Appointed Receiver Acting under its statutory authority	Sworn to and subscribed to me this 3rd Day April, 2018, by Robert L. Stevens. My commission expires: 8/23/20 /s/ David Ryan
(seal) DAVID RYAN NOTARY PUBLIC STATE OF COLORADO
NOTARY ID 20044010383
MY COMMISSION EXPIRES 08/23/20

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